UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-21574

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dynacq Healthcare, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

4301 Vista Road

Address of Principal Executive Office (Street and Number)

Pasadena, Texas 77504

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As further discussed in Part IV of this Form 12b-25 and as disclosed in Dynacq Healthcare, Inc.’s (the “Company”) Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2012, on August 8, 2012 the Company initiated an internal investigation of the Company’s past business practices, potentially encompassing members of the Board of Directors of the Company (the “Board”), management and third persons, and related accounting matters (the “Investigation”). Until the Investigation is complete, the Company will be unable to complete the preparation of its financial statements. The Company expects the Investigation to be complete by December 31, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hemant Khemka	(713)	378-3234
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Changes in Results of Operations – Year Ended August 31, 2012 Compared to the Year Ended August 31, 2011

We estimate net patient service revenue to decrease from $8.3 million (before contractual allowance reserve of $10.3 million for stop-loss dispute cases) in fiscal year 2011 to $5.5 million in fiscal year 2012. The total surgical cases decreased by 7% from 758 cases for fiscal year 2011 to 702 cases for fiscal year 2012. Decreases in net patient revenues and number of cases are generally attributable to the loss of physicians from our medical staff.

We expect to have incurred a net loss for the fiscal year ended August 31, 2012. Because of uncertainties resulting from the investigation referenced below, we are currently unable to reliably estimate our aggregate expenses incurred during the fiscal year ended August 31, 2012, and as a result we are unable at this time to provide a comparison of the year-over-year changes attributable to our net income or loss for this period.

As of the date of this filing, we have not yet finalized our consolidated financial statements and required disclosures for inclusion in our Form 10-K for the year ended August 31, 2012, and our independent registered public accounting firm, KWCO, P.C., has not completed their audit. As previously reported on a Form 8-K filed on August 9, 2012, on August 8, 2012 we initiated an internal investigation of our past business practices, potentially encompassing members of our Board of Directors (the “Board”), management and third persons, and related accounting matters (the “Investigation”). As a result, preliminary financial results provided in this form 12b-25 could change materially following completion of the Investigation and completion of the audit by KWCO, P.C.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” and “forecast,” or other similar words. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Annual Report on Form 10-K for the period ended August 31, 2012. The Company’s actual decisions, performance, and results may differ materially.

Dynacq Healthcare, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 30, 2012	By	/s/ Eric Chan
Eric Chan
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)